UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Jason Ment

General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20676Y403	Schedule 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,200,441*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,200,442*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,884,615 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 315,826 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share. Numbers have been adjusted to reflect the 6.5-to-1 reverse stock split of the Issuer’s Common Stock that occurred on March 15, 2017.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock based on 11,540,689 shares of Common Stock outstanding as of March 31, 2017.

CUSIP No. 20676Y403	Schedule 13D	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,200,441*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,200,442*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7**%
14	TYPE OF REPORTING PERSON PN

*	Includes 18,750,000 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 2,052,873 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share. Numbers have been adjusted to reflect the 6.5-to-1 reverse stock split of the Issuer’s Common Stock that occurred on March 15, 2017.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock based on 11,540,689 shares of Common Stock outstanding as of March 31, 2017.

CUSIP No. 20676Y403	Schedule 13D	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,200,441*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,200,442*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7**%
14	TYPE OF REPORTING PERSON PN; IA

*	Includes 2,884,615 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 315,826 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share. Numbers have been adjusted to reflect the 6.5-to-1 reverse stock split of the Issuer’s Common Stock that occurred on March 15, 2017.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock based on 11,540,689 shares of Common Stock outstanding as of March 31, 2017.

CUSIP No. 20676Y403	Schedule 13D	Page 5 of 7

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,200,441*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,200,442*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,884,615 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 315,826 shares of Common Stock issuable, after certain shareholder approvals are obtained, upon the conversion, on or after February 28, 2019, of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share. Numbers have been adjusted to reflect the 6.5-to-1 reverse stock split of the Issuer’s Common Stock that occurred on March 15, 2017.
**	The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into common stock based on 11,540,689 shares of Common Stock outstanding as of March 31, 2017.

CUSIP No. 20676Y403	Schedule 13D	Page 6 of 7

This Amendment No. 2 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, as amended by Amendment No. 1 thereto filed on March 3, 2017 (the “Schedule 13D”), which relates to the shares common stock, $0.01 par value per share (the “Common Stock”), of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”)

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 1.	Security and Issuer

Title of Class of Equity Securities:	Common Stock and Common Stock issuable upon the conversion of Issuer’s Series E Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series E Stock”)

Item 5.	Interest in Securities of the Issuer

Item 5	is amended to replace (a) and (b) as follows:

On March 15, 2017, the Issue effected a 6.5-to-1 reverse stock split of its Common Stock. On March 29, 2017, the Issuer completed a public offering of its Common Stock.

StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”), as general partner of StepStone Group Real Estate LP (“Group Real Estate”), the sole member and investment manageer of StepStone REP III (GP), LLC (“Investco GP”), the general partner of SREP III Flight – Investco, L.P. (“Investco”), may be deemed to beneficially own the Common Stock and Series E Stock held by Investco.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of Investco, may be deemed to beneficially own the Common Stock and Series E Stock held by Investco.

Investco GP, the general partner of Investco, may be deemed to beneficially own the Common Stock and Series E Stock held by Investco.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2017

SREP III FLIGHT – INVESTCO, L.P. By: StepStone REP III (GP), LLC Its: General Partner By: /s/ Jason Ment Name: Jason Ment Title: Partner and General Counsel
STEPSTONE GROUP REAL ESTATE LP By: StepStone Group Real Estate Holdings LLC Its: General Partner By: /s/ Jason Ment Name: Jason Ment Title: Partner and General Counsel

STEPSTONE REP III (GP), LLC

By: StepStone Group Real Estate LP

Its: Sole Member

By: StepStone Group Real Estate Holdings LLC

Its: General Partner

By: /s/ Jason Ment

Name: Jason Ment

Title: Partner and General Counsel

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC By: /s/ Jason Ment Name: Jason Ment Title: Partner and General Counsel